Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

July 6, 2017

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Gregory:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-17-131732) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended, on April 21, 2017, to register ClearTrack 2055 and ClearTrack 2060 (each a “Fund” and collectively, the “Funds”), each a separate series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on May 25, 2017 and May 26, 2017.

The Staff noted that all comments to a Fund’s summary section, as noted below, also generally apply to the disclosure with respect to the section entitled “More on Each Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable.

Below are the Staff’s comments on the Amendment with respect to the Funds and the Registrant’s responses thereto.

Prospectus Comments:

1.	Comment: The Staff noted that the filing is not materially complete, and will need to be completed in a post-effective amendment filing prior to effectiveness. Please confirm that all omitted, blank, bracketed or otherwise missing information will be included in a post-effective amendment filing, and please update the Funds’ series and class identifiers on the Commission’s EDGAR system.

Response: The Registrant so confirms and has made updates consistent with the Staff’s comment.

2.	Comment: Please confirm that a legal opinion and consent will be included in a post-effective amendment filing.

Response: The Registrant so confirms.

3.	Fees and Expenses – Annual Fund Operating Expenses: Please include footnote disclosure to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year, as the Funds included in the Amendment are new funds.

Response:	The Registrant has made revisions consistent with the Staff’s comment.

4.	Fees and Expenses: Assuming all references remain the same from each Fund’s Annual Fund Operating Expenses table, please include clarification in the narrative to each Fund’s expense example table to indicate whether the expenses reflect adjustments of expense waivers or reimbursements, as applicable.

Response: The Registrant does not believe that Item 3 of Form N-1A requires such a clarification in the narrative preceding the expense example.

5.	Principal Investment Strategies/Principal Risks: As the Funds include “Derivatives” risk as a principal risk, please revise disclosure to reflect that investing in derivatives is a principal investment strategy of the Funds and specify the types of derivatives in which each Fund will invest. If investing in derivatives is not a principal investment strategy, please remove “Derivatives” from the “Principal Risks” section.

Response: The Registrant notes that the first paragraph of the summary “Principal Risks” section for each Fund includes disclosure explaining that the principal risks disclosed for each Fund include direct principal risks of investing in the Fund as well as indirect principal risks that result from each Fund’s investment in underlying funds. The Registrant further notes that the “Derivatives” risk is included as an indirect principal risk for each Fund resulting from each Fund’s investment in underlying funds which may invest in derivatives. Therefore, the Registrant respectfully declines to make the revisions suggested by the Staff.

6.	Principal Investment Strategies: The Staff notes that the Funds’ investments “may include but are not limited to” various underlying equity and fixed income exchange traded funds (“ETFs”). Please consider revising the disclosure to specifically detail the underlying equity and fixed income ETFs that the Funds “will” invest in.

Response: The Registrant notes that details regarding the underlying equity and fixed ETFs in which the Funds may invest is included in the “More on Each Fund’s Strategies and Investments” section of the Prospectus and the Appendix A to the Prospectus. Therefore, the Registrant respectfully declines to make the revisions suggested by the Staff.

7.	Principal Investment Strategies: The Staff notes that the Funds’ will invest in fixed income ETFs that may invest in government securities. Please clarify the types of government securities in which the fixed income ETFs’ will invest and the associated risks of such government securities and the disclosure in the existing ClearTrack series.

Response: The Registrant believes that the current disclosure for the Funds is appropriate and consistent with the requirements of Item 4 of Form N-1A. The Registrant will consider supplementing this disclosure in connection with its next annual update.

8.	Principal Investment Strategies/Principal Risks: Please confirm if the Funds gain exposure to the sub-prime real estate market through holdings in real estate investment trusts (“REITs”). If so, please note this exposure in the Funds’ Principal Investment Strategies and Principal Risk sections.

Response: The Registrant does not believe that the Funds will indirectly gain exposure to the sub-prime real estate market through the REIT holdings of certain underlying ETFs in which the Funds may invest.

9.	Principal Investment Strategies/Principal Risks: The Staff notes that the Funds include investing in foreign securities in the Funds’ principal investment strategies. Please indicate whether the Funds will invest in securities denominated in foreign currencies. Additionally, if the Funds intend to invest in securities denominated in foreign currencies, as evidenced by the inclusion of “Currency” risk as a principal risk, please revise the disclosure to indicate that the Funds will invest in foreign securities traded on foreign markets. The Staff requests that if the Funds do not intend to invest in such securities, please remove Currency Risk as a principal risk of the Funds.

Response: The Registrant notes that the Funds will not invest directly in securities denominated in foreign currencies. The Registrant believes the current strategy and risk disclosure appropriately reflects the potential indirect currency exposure of the Funds through their investment in underlying ETFs.

10.	Principal Investment Strategies: The Staff notes that the Funds invest in asset-backed or mortgage-backed securities. Please clarify the types of asset–backed and mortgage-backed securities that the Funds invest.

Response: The Registrant notes that the same disclosure is included for the existing ClearTrack series. The Registrant will consider supplementing this disclosure in connection with its next annual update.

11.	Principal Investment Strategies: Please provide a plain English explanation of the term “hard assets” as this term may be confusing to investors.

Response: The Staff’s comment has been noted and the Registrant will consider clarifying this term in the disclosure for the Funds and the existing ClearTrack series in connection with its next annual update.

12.	Principal Investment Strategies: The Staff notes that the Registrant’s disclosure indicates that “at any time the fund’s asset mix may be significantly different than the Target Allocation.” If possible, please clarify whether there is a percentage range of the expected variance in the asset mix of each asset class.

Response: The Registrant notes that it is not possible to specifically determine percentage ranges of anticipated variances in each Fund’s asset mix of each asset class. Therefore, the Registrant respectfully declines to make the revisions suggested by the Staff.

13.	Principal Investment Strategies: It is noted that, during the Dynamic Rebalancing Period, each Fund may adjust its asset mix daily when employing the “Dynamic Risk Management” strategy. Please consider adding disclosure explaining that the Funds may engage in active and frequent trading and the associated risks of such activity.

Response: The Registrant notes that the same disclosure regarding the Dynamic Rebalancing Period is included for the existing ClearTrack series. The Registrant will consider supplementing this disclosure as suggested by the Staff in connection with its next annual update.

14.	Principal Investment Strategies: Please explain the basis for the Registrant’s position that each Fund may be merged into ClearTrack Retirement Income without shareholder approval.

Response: Rule 17a-8 under the Investment Company Act of 1940, as amended, specifies those circumstances in which a shareholder vote of an acquired fund is required to approve a merger. None of those circumstances are expected to exist with respect to a merger of a Fund into ClearTrack Retirement Income. Further, the Registrant’s governing documents permit its Trustees to approve mergers without shareholder approval unless such approval is required by applicable law.

15.	Principal Risks: The Staff notes that all risks considered principal should be included in this section. Therefore, please delete the following sentence from the lead-in paragraph to the “Principal Risks” section of the prospectus and revise the prospectus as necessary:

“Each risk described below may not apply to each underlying fund and an underlying fund may be subject to additional or different risks than those described below.”

Response: The Registrant believes that the noted disclosure is appropriate. For each Fund, the “Principal Risks” section provides a summary description of each principal risk of the Fund rather than each principal risk of each underlying ETF.

16.	Performance: Please supplementally identify the “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 22(b)(7) of Form N-1A, that each Fund intends to use.

Response: The market indices of the Clear Track 2055 and Clear Track 2060 are the Dow Jones Target 2055 Index and the Dow Jones Target 2060 Index, respectively.

17.	More on Each Fund’s Strategies and Investments: Please confirm whether the “More on Each Fund’s Strategies and Investments” section of the Prospectus provides additional information regarding each Fund’s “principal” investment strategies. If so, please clarify the disclosure.

Response: The Registrant confirms that the “More on Each Fund’s Strategies and Investments” section of the prospectus includes only additional information regarding each Fund’s investment strategies and investments.

18.	Additional Information: Please consider relocating the following disclosure to appear under the heading “More on Each Fund’s Strategies and Investments.”

“Each fund’s investment objective may be changed by the Board without shareholder approval. Each fund’s investment strategies and policies may be changed from time to time without shareholder approval, unless specifically stated otherwise in this prospectus or in the SAI.”

Response: The Registrant notes that the same disclosure is included for the existing ClearTrack series. The Staff’s comment is noted and the Registrant will consider relocating the noted disclosure in connection with its next annual update.

19.	More on Each Fund’s Strategies and Investments: Unless otherwise noted, please clarify, in the “Underlying Funds” sub-section of the “More on Each Fund’s Strategies and Investments” section of the Prospectus, whether a particular ETF samples the index or replicates the index.

Response: The Staff’s comment is noted and the Registrant will consider relocating the noted disclosure in connection with a future update.

20.	More on Principal Risks: Please confirm that if a Fund invests in swaps, the Fund will comply with the asset segregation approach outlined in SEC Release IC-10666, (April 18, 1979). Additionally, please also confirm that if a Fund will be the seller of credit-default swaps, it will segregate the full notional value of its payment obligation to cover its obligations.

Response: The Registrant notes that the Funds will not be investing in swaps.

21.	Shareholder Information: Please disclose, if accurate, that the Registrant’s exemptive order includes relief from aggregate fee disclosure as required from Item 10(a)(1)(ii). If the Registrant is unable to make such a representation, please state the sub-advisory fee as a percentage of net assets, including any breakpoints, as required in Item 10(a)(1)(ii) of Form N-1A. Additionally, please include the compensation and dates of service for any sub-advisers that were terminated over the past fiscal year in accordance with Instruction 1 to Item 10(a)(1)(ii) of Form N-1A.

Response: The Registrant’s exemptive order does not include relief from Item 10(a)(1)(ii) of Form N-1A. With respect to Item 10(a)(1)(ii), the Registrant believes that the current disclosure is responsive. Instruction 3 to Item 10(a)(1)(ii) states that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” The disclosure in the Prospectus represents the aggregate management fees to be paid by each Fund. The Registrant believes its disclosure is appropriate and therefore respectfully declines to take this comment.

22.	Shareholder Information: Please clarify the method by which each sub-adviser is compensated by TAM.

Response: The Registrant notes that TAM pays each sub-adviser directly from the management fees it receives.

23.	Shareholder Information - Fund Expenses: The Staff notes that the Registrant’s disclosure indicates that “Other expenses also include various other expenses applicable to each share class of your fund.” Please confirm that all material share class expenses are disclosed. If not, please disclose and revise the disclosure accordingly.

Response: The Registrant so confirms.

24.	Opening an Account and Purchasing Shares: Please revise the following disclosure to clarify whether it relates to the retirement plans or the retirement plans’ participants:

“There is no minimum initial investment for Class R1 and R6 shares.”

Response: The Registrant will consider supplementing the disclosure in question in connection with its next annual update.

25.	Selling Shares: Please revise “Shares will normally be redeemed for cash, although the fund retains the right to redeem its shares in kind.” to clarify that in-kind redemptions are subject to market risks and brokerage transaction fees. Additionally, please clarify if any illiquid securities can be utilized to meet in-kind redemptions.

Response: The Registrant will consider supplementing the disclosure in question in connection with its next annual update.

26.	Features and Policies - Additional Information: Please consider deleting in the following sentence: (1) the reference to “explicitly”, as it may be interpreted to limit the rights of shareholders; and (2) the reference to “that may not be waived”, or please disclose specifically the rights that may be waived.

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.”

Response: The Registrant believes that the disclosure is accurate, and therefore respectfully declines to take this comment.

27.	Appendix A: Please explain the basis for providing “Average Annual NAV Total Returns” for the underlying ETFs as of January 31, 2017 and not as of the December 31, 2016 or as of the most recent calendar quarter.

Response: The Registrant provided the “Average Annual NAV Total Returns” of the underlying ETFs as of January 31, 2017 as, at the time of the filing of the Amendment, it was the most up-to-date information as of the Funds’ most-recent fiscal quarter end. The Registrant also notes that this Return information as of this date is consistent with the same Return information provided for the existing ClearTrack series in another prospectus.

SAI Comments

28.	Management of the Trust: Please confirm that the various disclosures pursuant to Items 17-20 of Form N-1A are “as of” the dates specified by the relevant Items in Form N-1A.

Response: The Registrant so confirms.

29.	Additional Information about Fundamental Investment Policies: Please add a carve-out to the concentration policy disclosure in the eighth paragraph of this section to exclude private activity municipal securities backed principally by assets and revenues of a non-governmental issuer.

Response: The Staff’s comment has been noted and the Registrant intends to further revise the Funds’ concentration policy in connection with its next annual update.

30.	Additional Information about Fundamental Investment Policies: Please revise the disclosure in the eighth paragraph of this section relating to the concentration policy permitting investment without limit in the securities of foreign governments.

Response: The Registrant has not made any changes concerning the exclusion for securities of foreign governments. The Registrant is not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. The Registrant also notes that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

Notwithstanding this, the Staff’s comment has been noted and the Registrant intends to further revise the Funds’ concentration policy in connection with a future update.

31.	Additional Information about Fundamental Investment Policies: Please revise the disclosure in the eighth paragraph of this sub-section to delete the second to last sentence which states that a “type of investment” will not be considered an industry under the policy, or supplementally explain its meaning.

Response: The Registrant notes that the disclosure is meant to clarify that a type of investment (e.g., equity securities, fixed income securities, investment companies, etc.) is not itself an industry. In other words, equity securities are not a separate industry, rather a Fund will look to the issuer of the equity security to determine the industry.

32.	Additional Information Regarding Investment Practices: Please add the words, “as may be required by the SEC and Staff guidance”, in the “Derivatives” section within the second bullet at the end of the second sentence following the existing disclosure, “… other appropriate assets.”

Response: The Staff’s comment is noted and the Registrant will consider incorporating the requested disclosure in connection with its next annual update.

33.	The Investment Manager: Please disclose the “gross” management fees paid to TAM, i.e. management fees before waivers/expense reimbursements and recapture, in the tables reflecting management fees waived/expenses reimbursed by TAM to the Funds, and management fees recaptured by TAM from the Funds.

Response: The Registrant notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund” and does not specify that this information be provided before any waivers and expense reimbursements. As the Funds have disclosed the total aggregate amount of payments to the manager, the Registrant respectfully declines to make any changes in response to this comment.

34.	Sub-Adviser: Please disclose the “specified percentage” referred to in the 7th paragraph under this section for each Fund.

Response: The Registrant notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund” and the “total dollar amounts that the Fund paid to the adviser” (emphasis added). The sub-advisory fees are paid by the manager to the sub-adviser pursuant to a sub-advisory agreement between the manager and the sub-adviser. The Registrant, Transamerica Funds, is not a party to the sub-advisory agreement and is not obligated under such agreement to make any payments to the sub-adviser. The “Sub-Advisory Fees” sub-section of the SAI specifically discloses that “TAM, not the funds, is responsible for paying the sub-adviser for its services, and sub-advisory fees are TAM’s expense.” The Registrant further notes that Form N-1A, when seeking information concerning sub-advisers, specifically uses the word “sub-adviser.” See Item 5 of Form N-1A. For these reasons, the Registrant respectfully declines to make any changes in response to the Staff’s comment. Notwithstanding this, the Staff’s comment has been noted and the Registrant will consider incorporating the requested disclosure in connection with its next annual update.

35.	Investment Management and Other Services: Please disclose the amount of “gross” sub-advisory fees paid by TAM to the sub-adviser for each Fund, i.e. sub-advisory fees paid prior to reimbursements.

Response: The Staff’s comment is noted and the Registrant will consider incorporating the requested disclosure in connection with its next annual update.

Please call (832) 945-5596 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone Manager, Registered Products and Distribution Transamerica Asset Management, Inc.